UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Attached as Exhibit 99.1 is the registrant’s unaudited condensed interim consolidated financial statements for the nine month periods ended May 31, 2022 and May 31, 2021, and attached as Exhibit 99.2 is the registrant’s Management’s Discussion and Analysis for the nine month period ended May 31, 2022.

Exhibits

Exhibit No.	Exhibit
99.1	Unaudited condensed interim consolidated financial statements for the nine month periods ended May 31, 2022 and May 31, 2021
99.2	Management’s Discussion and Analysis for the nine months ended May 31, 2022
99.3	Form 52-109F2 Certification of Interim Filings –CEO
99.4	Form 52-109F2 Certification of Interim Filings –CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: July 12, 2022	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer